Exhibit 99.2

CONSENT OF QUALIFIED PERSON

October 11, 2017

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Re:	Auryn Resources Inc. Consent under National Instrument 43-101

I, Bahram Bahrami, B.Sc,. P.Geo., do hereby consent to the public filing with the regulatory authorities referred to above of the report titled “Technical Report for the Huilacollo Project, Tacna Province, Southern Peru” (the “Technical Report”), prepared for Auryn Resources Inc. and dated September 29, 2017.

______________________________

Signature of Qualified Person